

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2017

Charles V. Magro
President and Chief Executive Officer
Agrium Inc.
13131 Lake Fraser Drive S.E.
Calgary, Alberta T2J 7E8 Canada

      Re: **Agrium Inc.**
             Form 40-F for the fiscal year ended December 31, 2016
             Filed March 2, 2017
             File No. 001-14460

Dear Mr. Magro:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Lyn Shenk

                        Lyn Shenk
                        Branch Chief
                        Office of Transportation and Leisure